UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NEUROMETRIX, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

641255 10 4

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641255 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shai N. Gozani, M.D., Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 703,913

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 703,913

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 703,913

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer NeuroMetrix, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 62 Fourth Avenue, Waltham, MA 02451

Item 2.
	(a)	Name of Person Filing Shai N. Gozani, M.D., Ph.D.
	(b)	Address of Principal Business Office or, if none, Residence Shai N. Gozani, M.D., Ph.D. c/o NeuroMetrix, Inc. 62 Fourth Avenue Waltham, MA 02451
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 641255 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 703,913 shares of Common Stock
(b) Percent of class: 5.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 703,913
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 703,913
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/s/ Shai N. Gozani, M.D., Ph.D.
Signature

Shai N. Gozani, M.D., Ph.D.
Name/Title